September 20, 2012

Mr. John Cash
Branch Chief - Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re: Louisiana-Pacific Corporation (the “Company”)
Form 10-K for the fiscal year ended December 31, 2011
Filed February 29, 2012
File No. 1-7107

Dear Mr. Cash:

This letter sets forth the Company's response to the comment detailed in your letter dated September 11, 2012 regarding the above referenced filing.
Comment:
Critical Accounting Policies and Significant Estimates, page 24

Income Taxes, page 25

We note your response to our prior comment two. In order for us to better understand how you determined that your deferred tax assets are realizable, please provide us with a detailed analysis by jurisdiction of the pattern and timing by which your deferred tax assets will be offset by existing deferred tax liabilities. In addition, please quantify any net operating loss carryovers that have expired unused.

Response:

The following table is provided in response to the request for a detailed analysis by jurisdiction as to the timing by which LP's deferred tax assets will be offset by existing deferred tax liabilities. As noted in our letter to you on September 4, 2012, the Company did not place reliance on its ability to generate taxable income apart from the reversal of its existing deferred tax liabilities. The most significant of these deferred tax liabilities is the $166.7 million (at December 31, 2011) of installment sale gain. As included in the below table as part of LP's U.S. deferred tax liabilities, this deferred tax liability will reverse $3.7 million in 2012, $33.2 million in 2013 and $128.9 million in 2018. Other significant deferred tax liabilities at December 31, 2011 include timing differences largely associated with our book tax differences on our property, plant and equipment and certain accrued liabilities associated with warranty, legal and environmental reserves. Such reversals are estimated to be approximately $12.8 million per year in the U.S. and $5.2 million in Canada. LP's U.S. deferred tax assets primarily consist of net operating loss carry forwards or alternative minimum tax (AMT) credit carryovers which will not expire within the time horizon presented. LP's Canadian deferred tax asset primarily consists of deferred taxes associated with LP's net actuarial loss related to our Canadian pension plans which is included in Other Comprehensive income.

	U.S.		Canada		Chile		Brazil
	Asset	Liability	Asset	Liability	Asset	Liability	Asset	Liability
2012	$19.5	$(19.4)	$5.8	$(5.2)	$0.1	$(0.5)	$0.1	$—
2013	50.8	(46.0)	5.5	(5.2)	0.1	(0.4)	0.1	—
2014	18.3	(12.8)	5.7	(5.2)	0.1	(0.4)	0.1	—
2015	17.6	(12.8)	5.7	(5.2)	0.1	(0.4)	0.1	—
2016	7.8	(12.8)	5.7	(5.2)	0.1	(0.4)	0.1	—
2017	10.2	(12.8)	5.7	(5.2)	—	(0.4)	0.1	—
2018	56.4	(142.7)	5.7	(5.2)	—	(0.4)	0.1	—
2019	10.2	(12.8)	5.7	(5.2)	—	(0.4)	—	—
2020	10.2	(12.8)	5.7	(5.2)	—	(0.4)	—	—
2021	10.2	(13.0)	5.7	(5.2)	—	(0.4)	—	—
	$211.1	$(298.2)	$56.8	$(52.1)	$0.5	$(4.1)	$0.7	$—

Further, the following information is provided by jurisdiction as to the composition of the deferred tax assets and liabilities as of December 31, 2011.

	U.S.	Canada	Chile	Brazil	Total
Current deferred tax asset	$14.9	$1.2	$0.7	$0.2	$17.0
Long term deferred tax asset		3.5		0.5	4.0
Long term deferred tax liability	(102.0)		(4.3)	0.3	(106.0)
	$(87.1)	$4.7	$(3.6)	$1.0	$(85.0)

The Staff is supplementally advised that no net operating loss carryovers have expired unused under U.S. Federal or Canadian jurisdictions. Minor amounts have expired in certain U.S. state and local jurisdictions.

* * * * *

As requested by the Staff, LP acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions you wish to discuss, you may contact any one of the following:

Sallie B Bailey
Executive Vice President, Administration and Chief Financial Officer
E-mail: sallie.bailey@lpcorp.com
Phone: 615.986.5788

Becky Barckley
Controller, Financial Reporting
E-mail: becky.barckley@lpcorp.com
Phones: 615.986.5875

Sincerely,

/s/ Sallie B. Bailey

Sallie B. Bailey
EVP, Administration and CFO

cc. Ms. Mindy Hooker
Ms. Tricia Armelin